FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2003

FOUR SEASONS HOTELS INC.
(Translation of registrant’s name into English)

1165 Leslie StreetDon Mills, Ontario
M3C 2K8
Attention: Executive Vice-President
& Secretary
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |_|	Form 40-F |X|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|	No |X|

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOUR SEASONS HOTELS INC. (Registrant) /s/ Randolph Weisz ———————————————— By: Randolph Weisz Executive Vice President, General Counsel and Secretary Date: November 28, 2003

# Third Quarter Report

Ended September 30, 2003

FOUR SEASONS

*Hotels and Resorts*

Four Seasons Hotels Inc.

Message to Our Shareholders

During the third quarter, the increase in travel demand, particularly business travel, that we began to see at the end of the second quarter continued. This improvement translated into increased occupancy that, when combined with our clients’ recognition of our hallmark service, allowed us to realize higher room rates in many of the hotels under our management. As a result, hotels under Four Seasons management experienced an improved operating performance during the quarter.
This improved operating performance is reflected in our third quarter earnings which are discussed in the accompanying Management’s
Discussion and Analysis.

Looking forward, we expect our future financial results to be bolstered by the addition of new Four Seasons properties, in addition to the improving operating environment. During the year, we reopened the hotels under management in Jakarta and Prague, both of which had been closed for repair after sustaining extensive flood damage in 2002. Over the next fourteen months, eleven new Four Seasons projects are scheduled to be added to the portfolio, providing us with an expanded base of properties to support our long-term growth objectives. By the end of this year, we expect to have opened four new hotels and resorts during 2003. Our development activity also remains strong. We are very pleased to have recently announced our plans for our first project in India. This hotel in Mumbai will bring the Four Seasons brand to another world-class commercial center. Earlier this year, we announced new projects in Bora Bora, Baltimore and Kuwait City. We are fortunate to work with many new development partners who are strong supporters of the Four Seasons brand.

We are very pleased with our industry-leading RevPAR and operating margin performance for the past quarter. We believe the broad experience and talent of our general managers, who have been with Four Seasons an average of seventeen years, provide a tangible advantage as we manage our portfolio through changing environments. We also believe that our performance demonstrates the success of our strategy, which continues to focus on service and value. The results for the quarter show that, now more than ever, travellers need and appreciate the quality of experience they receive at Four Seasons.

Four Seasons Hotels Inc.

Message to our Our Shareholders (continued)

Through these past few difficult years for the lodging industry, we have maintained our balance sheet strength and financial position, increased the number and diversity of planned new openings and focused on increasing RevPAR and profitability of our existing Four Seasons properties, at the same time strengthening the value of the Four Seasons brand name. We believe that our financial results confirm the validity of the strategic plan we put in place following September 11, 2001. We intend to continue to concentrate on these factors, as we believe they will provide the greatest contribution to long-term shareholder value.

Isadore Sharp
(signed)
Chairman and Chief Executive Officer

Four Seasons Hotels Inc.

Management’s Discussion and Analysis

As of November 6, 2003

The following should be read in conjunction with the accompanying consolidated financial statements and with the Management’s Discussion and Analysis and the consolidated financial statements contained in the Company’s 2002 Annual Report.

The Company realized net earnings of $4.7 million ($0.14 basic earnings per share and $0.13 diluted earnings per share) for the three months ended September 30, 2003, as compared to a net loss of $12.3 million ($0.35 basic and diluted loss per share) for the third quarter of 2002. The increase in net earnings for the third quarter of 2003 occurred despite increased losses from ownership operations and ongoing legal and enforcement costs relating to the disputes with the owners of the hotels in Seattle and Caracas, which are discussed below under “Proceedings.” The financial results for the three months ended September 30, 2002 include an asset impairment charge, net of applicable income taxes, of $17.5 million ($0.50 basic and diluted loss per share) relating to the Company’s investments in Four Seasons hotels in Caracas and Sydney, as discussed in the Company’s 2002 Annual Report. For the three months ended September 30, 2003, adjusted(1) net earnings were $5.4 million ($0.16 basic earnings per share and $0.15 diluted earnings per share), as compared to $4.3 million ($0.12 basic and diluted earnings per share) for the three months ended September 30, 2002.

For the nine months ended September 30, 2003, net loss was $5.8 million ($0.17 basic and diluted loss per share), as compared to net earnings of $13.6 million ($0.39 basic earnings per share and $0.37 diluted earnings per share) for the comparable period in 2002. The decline in net earnings for the nine months ended September 30, 2003 is primarily attributable to a non-cash, unrealized foreign exchange loss for accounting purposes of $17.2 million, which arose as a result of significant movements earlier this year in the US and Canadian dollars, pound sterling and the euro, as compared to a non-cash, unrealized foreign exchange gain for accounting purposes of $4.5 million in the same period in 2002. Increased losses from ownership operations and legal and enforcement costs relating to the disputes with the owners of the hotels in Seattle and Caracas, which are discussed below, also contributed to the decline.

For the nine months ended September 30, 2003, adjusted(1) net earnings were $16.9 million ($0.48 basic earnings per share and $0.47 diluted earnings per share). Adjusted(1) net earnings for the nine months ended September 30, 2002 were $28.9 million ($0.82 basic earnings per share and $0.79 diluted earnings per share).

Four Seasons Hotels Inc.

Management’s Discussion and Analysis (continued)

Operating Environment

Please see the accompanying “Summary of Hotel Operating Data” for regional RevPAR(2) and gross operating profit margin(3) statistics by geographic region.

The third quarter includes two months (July and August) that historically have reflected lower business travel relative to the balance of the year. However, extending from trends starting late in the second quarter of this year, the operating environment continued to strengthen over the course of the third quarter with increased travel demand coming from the business sector and continued healthy leisure demand. The improvement in demand has continued into the fourth quarter. However, consistent with what the lodging industry is currently experiencing, the time period in which business is booked continues to be shorter than the historical norm. Each of the regions in which the Company operates realized improvements throughout the third quarter. In particular, the hotels under management in the US generally experienced strong occupancy and achieved room rate increases during the quarter.

Occupancy at the Company’s worldwide Core Hotels(4) increased from 61.9% in July to 64.1% in August to 67.9% in September. While, in aggregate, occupancy was relatively unchanged in both July and August on a year-over-year basis, this was the result of some continued demand weakness in the Asian, Vancouver and Toronto markets as they continued to recover from the effects of SARS, which partially offset improvements in the other regions. During the third quarter, achieved room rates increased 3.5% worldwide, on a US dollar basis, as compared to the same period last year.

There was an increase in demand in virtually all of the hotels under management in the US during the third quarter of 2003, as compared to the third quarter of 2002. The majority of the Four Seasons resorts in the US continued to realize strong demand reflecting relatively healthy leisure travel, and for the first time in many quarters there was an improvement in business travel levels at most city center hotels. Improving demand, combined with a growing service differential that distinguishes Four Seasons from other luxury hotel operators, resulted in an increase in achieved daily room rates at the US Core Hotels under management of 3.1% in the third quarter, from approximately US$311 in 2002 to over US$320 in 2003. Despite a difficult cost environment with increased health care, insurance and energy costs, the US Core Hotels realized an improvement in gross operating profit margin to 22.4% in the third quarter of 2003, as compared to 21.8% for the same period in 2002.

Although the Asia/Pacific region continues to experience some lingering effect from SARS, demand has improved significantly from the lows of 20% occupancy experienced in April and May of this year. Occupancy in the region increased from 53.5% in July 2003 to approximately 62% in both August and September 2003, compared to approximately 60% and 65%, respectively, for the same periods last year. The two resorts under management in Bali continue to experience weak demand relative to the demand within the region as that market continues its recovery from the effects of SARS and the terrorist acts in October of last year. As a result of the severe decline in occupancy and a reduced demand for suites, achieved room rates in the region declined during the third quarter of 2003, as compared to the same period in 2002. However, consistent with demand improvements through the quarter, achieved room rate performance improved on a month-by-month basis within the quarter.

Four Seasons Hotels Inc.

The operating performance of the Other Americas/Caribbean Core Hotels was similar to the Asia/Pacific Core Hotels. Although RevPAR declined during the third quarter of 2003, as compared to 2002, travel demand in Other Americas/ Caribbean Core Hotels improved sequentially month by month within the quarter. The properties under management in the Other Americas/Caribbean Core Hotels performed better than the average for the group.

Consistent with the worldwide results, trends at the Core Hotels under management in Europe and the Middle East improved during the quarter. On a year-over-year basis, occupancy was weaker in July, but had solid improvements in August and September. The Berlin market continues to suffer from an abundance of supply of high-end hotel rooms. The hotels under management in London, Dublin, Lisbon, Milan and Cairo all had better demand on a year-over-year basis. Although Four Seasons Hotel George V Paris experienced a small decline in occupancy on a year-over-year basis, it achieved over 80% occupancy during the third quarter of 2003. Achieved room rates improved during the quarter for Europe/Middle East Core Hotels, on a US dollar basis. On a local currency basis, the majority of the properties also experienced achieved room rate improvements.

Management Operations

Management fee revenues increased 10.9% to $36.2 million for the quarter ended September 30, 2003, as compared to the same period in 2002. Contributing to the increase in management fees was an increase in base management fees as a result of the improved operating environment at Core Hotels, and increased fees from recently opened hotels and the Four Seasons Olympic Hotel Seattle settlement, which is discussed under “Proceedings”. The increase in management fees was moderately offset by declines at certain of the hotels, including the Canadian and Asian hotels, which had very weak July and August results as those markets continue to recover from the impact of SARS on travel and, in the case of Bali, from the effects of the terrorist acts in October of last year. Fees from these hotels were $1.4 million lower in the quarter ended September 30, 2003, as compared to the same period in 2002.

Four Seasons Hotels Inc.

Management’s Discussion and Analysis (continued)

For the nine months ended September 30, 2003, management fees were essentially unchanged at $109.2 million, as compared to $108.6 million for the same period in 2002. This reflects the improvements noted above during the third quarter, offset by a decline in management fees during the first six months of 2003, primarily as a result of the impact of the war in Iraq and SARS on worldwide travel demand.

General and administrative expenses increased 0.1% and 3.9% to $17.2 million and $50.1 million for the three months and nine months ended September 30, 2003, respectively, as compared to the same periods in 2002. The general and administrative expenses included a cost of living payroll increase for corporate employees, which was implemented during the first quarter of 2003. As there was no cost of living payroll increase for corporate employees in the first or second quarter of 2002, the nine-month increase is slightly larger than the quarterly increase.

The Company’s management operations earnings before other operating items for the third quarter of 2003 increased 23.0% to $19.0 million, as compared to $15.5 million for the third quarter of 2002. Management operations earnings before other operating items for the nine months ended September 30, 2003 were $59.1 million, as compared to $60.4 million for the same period in 2002.

The management operations profit margin(5) for the quarter ended September 30, 2003 was 52.5%, as compared to 47.4% for the same period in 2002, and was 54.1% for the nine months ended September 30, 2003, as compared to 55.6% for the same period in 2002.

Ownership Operations(6)

Ownership operations losses before other operating items were $9.2 million in the third quarter of 2003, as compared to losses of $6.6 million in the third quarter of 2002. Ownership operations losses before other operating items for the first nine months of 2003 were $27.8 million, as compared to losses of $15.0 million for the comparable period in 2002.

The majority of the third quarter losses were generated by The Pierre, which contributed approximately $5 million to the ownership loss in the quarter in both 2003 and 2002. Although The Pierre’s RevPAR for the quarter ended September 30, 2003 increased 9.5%, due primarily to union-mandated increases in labour and health care costs, the operating performance for the third quarter of 2003 was essentially unchanged, as compared to the same period in 2002. For the nine months ended September 30, 2003, The Pierre contributed $10.7 million to the loss, as compared to $5.9 million for the same period in 2002. For the nine months ended September 30, 2003, The Pierre’s RevPAR declined 2.1%, as compared to the same period in 2002. In addition, the other revenues of the hotel declined, as a result of a decline in banqueting and ancillary revenues for the nine months ended September 30, 2003. The combination of these lower revenues with higher labour costs resulted in the increased loss from The Pierre during the nine months ended September 30, 2003, as compared to the same period in 2002.

Four Seasons Hotels Inc.

Primarily as a result of travel disruption relating to SARS, Four Seasons Hotel Vancouver experienced weak operating conditions, with RevPAR, on a local currency basis, declining 10.8% and 15.3% for the third quarter and first nine months of 2003, respectively, as compared to the same periods in 2002. The operating loss at Four Seasons Hotel Vancouver increased by $1.2 million and $3.1 million in the third quarter and first nine months of 2003, respectively, as compared to the same periods in 2002.

In addition, Four Seasons Hotel Berlin experienced a weak third quarter with a RevPAR decline of 6.3% and 5%, on a US dollar basis, for the three and nine months ended September 30, 2003, respectively, as compared to the same periods in 2002. The operating loss at Four Seasons Hotel Berlin increased by $629,000 and $2.8 million in the three and nine months ended September 30, 2003, respectively, as compared to the same periods in 2002, as a result of lower operating profits and increased lease costs.

The Company’s obligation to fund any stipulated minimum lease payments at Four Seasons Hotel Berlin is limited to a maximum of approximately €11 million. The Company reached this maximum during the third quarter of 2003 and has ceased funding any stipulated minimum lease payments. The landlord may terminate the lease if the stipulated minimum lease payments are not paid in full for a 12 consecutive month period or there is an aggregate shortfall of six months of the stipulated minimum lease payments at any time.

The Company is in discussions with the landlords of The Pierre, Four Seasons Hotel Berlin and Four Seasons Hotel Vancouver to determine what, if any, alternatives may be available to change or restructure the Company’s investments in these hotels. There can be no assurance that acceptable alternative arrangements will be agreed upon with respect to any or all of these hotels.

Other Income/Expense

Other expense for the third quarter of 2003 was $920,000, as compared to other expense of $21.7 million for the same period in 2002. Other expense for the nine months ended September 30, 2003 was $26.0 million, as compared to other expense of $20.1 million for the same period in 2002.

Four Seasons Hotels Inc.

Management’s Discussion and Analysis (continued)

Included in other expense during the third quarter and nine months ended September 30, 2003 are legal and enforcement costs of $1.2 million and $8.7 million, respectively, in connection with the disputes with the owners of the Four Seasons hotels in Caracas and Seattle. These disputes are described below under “Proceedings”. Other expense for the quarter and nine months ended September 30, 2002 includes an asset impairment charge for Four Seasons Hotel Caracas and Four Seasons Hotel Sydney and legal and enforcement costs relating to the Company’s investments in Four Seasons Hotel Caracas and Four Seasons Olympic Hotel Seattle which, in aggregate, were $23.3 million. The Company expects to incur approximately an additional $400,000 in legal and enforcement costs for the balance of 2003 in connection with Four Seasons Hotel Caracas.

Other expense for the third quarter of 2003 also includes a $323,000 non-cash, unrealized foreign exchange gain, as compared to a $2.1 million non-cash, unrealized foreign exchange gain for the same period in 2002. For the nine months ended September 30, 2003, the Company incurred a non-cash, unrealized foreign exchange loss of $17.2 million, as compared to a non-cash, unrealized foreign exchange gain of $4.5 million for the same period in 2002.

The non-cash, unrealized foreign exchange loss for the nine months ended September 30, 2003 arose as the result of the translation to Canadian dollars at the end of each month at current exchange rates of the Company’s non-Canadian dollar-denominated net monetary assets. Net monetary assets are the sum of the Company’s foreign currency-denominated assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, long-term receivables and long-term obligations, as determined under Canadian generally accepted accounting principles (GAAP). This accounting determination indicates that the Company’s net US dollar monetary assets were approximately US$74 million as at September 30, 2003.

From an economic perspective, the Company looks to offset its net monetary asset position of approximately US$74 million against the full obligation of its convertible notes. Under Canadian GAAP, the convertible notes were allocated between long-term obligations and shareholders’ equity. The portion allocated to long-term obligations and included in net monetary assets was US$46.7 million, and US$125.8 million was allocated to shareholders’ equity at the time of issuance. If the portion of the convertible notes included in shareholders’ equity was revalued at the current exchange rates, which is not contemplated under Canadian GAAP, the economic result of this revaluation would have been a non-cash, unrealized foreign exchange gain of $28.8 million for the first nine months of 2003, offsetting the non-cash, unrealized foreign exchange loss otherwise recorded. On this basis, the Company believes it has an appropriate economic hedge of its net monetary assets and liabilities. For a further discussion of the convertible notes, see “Liquidity and Capital Resources”.

Four Seasons Hotels Inc.

The Canadian dollar strengthened by 14.5% (22.9¢) during the first nine months of 2003 against the US dollar, causing the majority of the non-cash, unrealized foreign exchange loss. Although there was fluctuation during the third quarter, the major foreign currencies relevant to the Company’s assets and liabilities generally ended at approximately the same levels as at the start of the quarter. As a result, there was not a significant gain or loss during the third quarter. Given fluctuations in currencies to date, it is likely that there may be a non-cash, unrealized foreign exchange gain or loss during the fourth quarter. Assuming the Company’s US dollar net monetary asset position remains the same as at September 30, 2003, a one-cent fluctuation in the Canada/US dollar exchange rate creates approximately a $740,000 non-cash, unrealized foreign exchange gain or loss, before tax. It is likely that the Company’s net monetary asset positions will change month by month over the remainder of the year.

Depreciation and Amortization

Depreciation and amortization expense was $3.6 million for the third quarter of 2003 and $11.4 million for the nine months ended September 30, 2003, as compared to $3.8 million and $11.0 million, respectively, for the same periods in 2002. The increase in depreciation and amortization expense for the nine months ended September 30, 2003, as compared to the same period in 2002, is attributable to additional depreciation on fixed assets purchased over the past twelve months and additional amortization on new management contracts.

Net Interest Income

The Company had net interest income of $1.0 million in the third quarter of 2003, as compared to $535,000 in the third quarter of 2002. Net interest income is a combination of $3.8 million interest income and $2.8 million interest expense, partially offset by $35,000 income relating to the purchase of forward exchange contracts in the third quarter of 2003, as compared to $4.2 million, $2.7 million and an expense of $919,000, respectively, for the same period in 2002.

For the nine months ended September 30, 2003, net interest income was $2.4 million, as compared to $3.5 million for the comparable period of 2002. The components of net interest were interest income of $10.6 million and interest expense of $8.3 million, partially offset by income relating to the purchase of forward exchange contracts of $121,000, as compared to $13.5 million, $8.3 million and an expense of $1.7 million, respectively, during the same period in 2002.

Four Seasons Hotels Inc.

Management’s Discussion and Analysis (continued)

Income Tax Expense

The Company’s effective tax rate during the third quarter of 2003 and 2002 was approximately 24%. A significant portion of the non-cash, unrealized foreign exchange loss of $17.2 million for the nine months ended September 30, 2003 was not tax-effected as it will not be realized for tax purposes. As a result, notwithstanding the loss before income taxes for the nine months ended September 30, 2003, the Company incurred a tax expense of $2.1 million. The effective tax rate was 24% for the nine months ended September 30, 2002.

Liquidity and Capital Resources

As of September 30, 2003, the Company had cash and cash equivalents of $161.4 million, as compared to $165 million at December 31, 2002.

Long-term obligations were $121.8 million as at September 30, 2003 and $129.1 million as at December 31, 2002. The Company’s debt position consists primarily of that portion of its convertible notes that is characterized as debt for accounting purposes. The decrease in long-term obligations was primarily due to the foreign currency translation of the debt component of the convertible notes.

The Company is entitled to redeem the convertible notes commencing in September 2004 for cash equal to the issue price plus accrued interest calculated at 4½% per annum. If the current interest rate and general business environment continues, it is possible that the Company may redeem some or all of the notes. Holders of the notes have conversion rights, which they can exercise at any time before the maturity date or date of redemption of the notes, under which they can require the Company to issue 5.284 Limited Voting Shares for each US$1,000 principal amount of notes. The holders of notes also can require the Company to repurchase the notes in September 2004 for an amount equal to the issue price plus accrued interest calculated at 4½% per annum. This right also may be exercised in 2009 and 2014. The Company has a choice of funding its obligation in connection with the conversion or purchase of the notes at the option of the holder with cash or shares. The rights of the Company and the noteholders relating to the convertible notes are more fully described in the Company’s 2002 Annual Report.

A cash redemption in September 2004 of all outstanding notes would require a cash payment to the noteholders of approximately US$215.5 million, assuming that the holders did not exercise their right to convert their notes before the redemption date. If all of the notes were to be redeemed, the Company may replace the financing with a combination of debt and utilization of existing US dollar cash reserves.

Four Seasons Hotels Inc.

During the third quarter of 2002, the Company, pursuant to its normal course issuer bid, purchased 337,600 of its Limited Voting Shares through the facilities of The Toronto Stock Exchange and the New York Stock Exchange for a total purchase price, including commissions, of approximately $16.5 million. Of this amount, $8.8 million was paid in September 2002, with the remaining $7.7 million being paid in October 2002 upon settlement. No shares were purchased by the Company in the nine months ended September 30, 2003.

Cash Flow and Capital Expenditures

The Company generated $44.1 million of cash from operations during the nine months ended September 30, 2003, as compared to $32.2 million for the same period in 2002. Cash from operations improved during the nine months ended September 30, 2003 primarily due to reductions in working capital of $23.7 million and a reduction in current income tax paid of $10.4 million. For the nine months ended September 30, 2003, the increase in cash flow was partially offset by a reduction of $14.3 million in cash provided by management and ownership operations, an increase of $6.1 million in legal and enforcement costs paid in connection with the Company’s investments in the Four Seasons hotels in Caracas and Seattle and a decrease of $1.7 million in net interest received.

As discussed above, the Company spent $16.5 million for share repurchases made in the third quarter of 2002 pursuant to its normal course issuer bid.

A part of the Company’s business strategy is to invest a portion of available cash to obtain new management agreements or enhance existing management arrangements. These loans or investments will only be made where the overall economic return to the Company is expected to justify the loan or investment. During the nine months ended September 30, 2003, the Company funded $37.9 million in new management opportunities. Also during the nine months ended September 30, 2003, the owners of Four Seasons Hotel London, The Regent Bangkok, Four Seasons Olympic Hotel Seattle, Four Seasons Hotel Sydney and Four Seasons Hotel Las Vegas repaid $19.2 million on outstanding loans and investments. During the remainder of 2003, the Company expects to make investments in a number of Four Seasons projects, which are expected to include Costa Rica, Damascus, Hampshire and Whistler.

The Company expects total capital spending and dividends to its shareholders in 2003 to be approximately the same as in 2002 (approximately $70 million).

Four Seasons Hotels Inc.

Management’s Discussion and Analysis (continued)

Commitments

As discussed in the Company’s 2002 Annual Report, the Company has certain pension, lease and other commitments. There has been no material change to these commitments through the third quarter of 2003, and the Company does not anticipate any material change in respect of these commitments over the remainder of this fiscal year, other than the elimination in the quarter of the guarantee related to the stipulated minimum lease payments for Four Seasons Hotel Berlin (see discussion under “Ownership Operations”).

Stock Option Expense

In October, the Accounting Standards Board approved amendments to CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments that requires the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. The Company has not yet determined the way in which it will adopt this new requirement.

For the nine months ended September 30, 2003, the Company has applied its existing accounting policy, under which no compensation expense is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options or the purchase of shares is recorded as capital stock. For the quarter ended September 30, 2003, if the Company were to have adopted the fair value-based method, the impact would have been an increased compensation expense of $1.2 million (2002 – $736,000) and a decrease in basic and diluted earnings per share of $0.04 and $0.03, respectively (2002 – an increase in basic and diluted loss per share of $0.02). For the nine months ended September 30, 2003, if the Company were to have adopted the fair value-based method, the impact would have been an increased compensation expense of $3.1 million (2002 – $958,000) and an increase in basic and diluted loss per share of $0.08 (2002 – a decrease in basic and diluted earnings per share of $0.03 and $0.02, respectively).

Proceedings

Four Seasons Olympic Hotel Seattle

During the second quarter of 2003, the Company and the owner of Four Seasons Olympic Hotel Seattle settled their disagreement, which was subject to arbitration, concerning the management of the hotel. Under the settlement, Four Seasons concluded its management of Four Seasons Olympic Hotel upon the sale of the hotel, which occurred on August 1, 2003. On closing of the sale of the hotel, the Company received an initial payment, which included its share of the sale proceeds as a result of its minority ownership interest in the hotel. The Company will also receive annual payments over the next several years which are not materially different from the fees that the Company would have otherwise earned during this period. The Company believes that a fair and equitable settlement has been reached and that the payments under the settlement agreement will, in aggregate, compensate it for the near-term value of its management contract as it works to obtain a new management opportunity in Seattle. A portion of this payment has been included in the third quarter of 2003.

Four Seasons Hotels Inc.

Four Seasons Hotel Caracas

The Company is in dispute with, and has commenced both legal and arbitration proceedings against, the owner of Four Seasons Hotel Caracas regarding a variety of matters relating to the completion and ongoing operation of the hotel, including the default of a US$5 million loan owed to the Company. During the second quarter, the Company received judgment in the legal proceedings, which involved the protection of its proprietary materials. The court found against the owner on all matters, including illegal computer “hacking” and unlawful and unauthorized use of the Company’s proprietary information, and ordered that the owner pay to the Company damages totalling US$4.9 million, plus the Company’s legal costs and expenses once determined by the Magistrate reporting to the court. The Company is continuing to pursue the arbitration proceeding in respect of the other contractual breaches of the management contract by the owner. The arbitration hearing was completed during the quarter and a decision is pending. The Company is moving to enforce the judgment from the legal proceeding against the owner.

Four Seasons Properties – Recent and Expected Openings

Four Seasons is continuing to expand its international presence with several new projects. During the next fourteen months, the Company expects to open new hotels and resorts in Exuma, Budapest, Hampshire (England), Jackson Hole, Cairo, Costa Rica, Damascus, Doha, Langkawi (Malaysia), Provence (France) and Whistler (British Columbia). A full list of the Company’s properties under construction or advanced development is provided in a schedule on page 27.

Four Seasons Hotels Inc.

Management’s Discussion and Analysis (continued)

Current Outlook

The Company expects that the improving economic environment should translate into continued improvement in travel demand, particularly business travel. The Company also expects that leisure travel demand, which overall has been strong relative to business travel, will remain stable. On a full-year basis, the Company continues to expect its average daily room rates for 2003 to be comparable with the record level set in 2000 and maintained in 2001 and 2002. The Company also expects its business model to perform at or above industry levels consistent with past experience.

All dollar amounts referred to in this document are Canadian dollars unless otherwise noted. The financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of federal securities laws, including RevPAR, profit margin and earning trends; statements concerning the number of lodging properties expected to be added in future years; expected investment spending; and similar statements concerning anticipated future events and expectations that are not historical facts. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the duration and severity of the current economic slowdown and the pace of the lodging industry’s recovery from the terrorist attacks of September 11, 2001, SARS and the military conflict in Iraq; supply and demand changes for hotel rooms and residential properties; competitive conditions in the lodging industry; relationships with clients and property owners; and the availability of capital to finance growth, any of which could cause actual results to differ materially from those expressed in or implied by the statements herein. These statements are made as of the date of this document, and the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Four Seasons Hotels Inc.

(1)	Adjusted net earnings is equal to net earnings (loss) plus (i) foreign exchange loss, less (ii) foreign exchange gain, plus (iii) asset impairment charge, plus (iv) loss on sale of hotel investment, each tax-effected as applicable. It is included because the Company’s management believes it can assist in the period-over-period comparability of the Company’s financial performance.

A reconciliation of net earnings (loss) to adjusted net earnings is as follows:

(Unaudited) (In thousands of dollars)	Three months ended September 30,		Nine months ended September 30,

	2003	2002	2003	2002

Net earnings (loss)	$4,748	$(12,252)	$(5,795)	$13,594
Adjustments:
Foreign exchange loss (gain)	(323)	(2,092)	17,179	(4,526)
Asset impairment charge*	1,180	23,307	8,680	23,307
Loss on sale of hotel investment	—	610	—	1,359
Tax effect of adjustments	(156)	(5,238)	(3,171)	(4,834)

Adjusted net earnings	$5,449	$4,335	$16,893	$28,900

Adjusted basic earnings per share	$0.16	$0.12	$0.48	$0.82

Adjusted diluted earnings per share	$0.15	$0.12	$0.47	$0.79

* Includes legal and enforcement costs.

(2)	RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. The Company reports RevPAR as it is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties.

(3)	Gross operating margin represents gross operating profit as a percent of gross operating revenue.

(4)	The term “Core Hotels” means hotels and resorts under management for the full year of both 2003 and 2002. Changes from the 2002/2001 Core Hotels are the additions of Four Seasons Hotel San Francisco, Four Seasons Hotel Dublin, Four Seasons Hotel Buenos Aires and Four Seasons Resort Carmelo, and the deletion of Four Seasons Olympic Hotel Seattle.

(5)	The management operations profit margin represents management operations earnings before other operating items, as a percent of management operations revenue.

(6)	Included in ownership operations are the consolidated revenues and expenses from the Company’s 100% leasehold interests in The Pierre in New York, Four Seasons Hotel Vancouver and Four Seasons Hotel Berlin, distributions from other ownership interests in properties that Four Seasons manages and corporate overhead expenses related, in part, to these ownership interests.

15

Four Seasons Hotels Inc.

Consolidated Statements of Operations

(Unaudited) (In thousands of dollars except per share amounts)	Three months ended September 30,		Nine months ended September 30,

	2003	2002	2003	2002

Consolidated revenues (note 4)	$62,298	$62,194	$193,135	$207,739

Management Operations
Revenues	$36,217	$32,647	$109,179	$108,573
General and administrative expenses	(17,196)	(17,178)	(50,071)	(48,187)

	19,021	15,469	59,108	60,386

Ownership Operations
Revenues	27,001	30,647	87,194	102,451
Distributions from hotel investments	153	247	153	818
Expenses:
Cost of sales and expenses	(35,328)	(36,156)	(111,769)	(114,130)
Fees to Management Operations	(1,073)	(1,347)	(3,391)	(4,103)

	(9,247)	(6,609)	(27,813)	(14,964)

Earnings before other operating items	9,774	8,860	31,295	45,422
Depreciation and amortization	(3,645)	(3,808)	(11,419)	(10,952)
Other expense, net (note 5)	(920)	(21,708)	(25,961)	(20,084)

Earnings (loss) from operations	5,209	(16,656)	(6,085)	14,386
Interest income, net	1,038	535	2,388	3,501

Earnings (loss) before income taxes	6,247	(16,121)	(3,697)	17,887

Income tax recovery (expense):
Current	(177)	2,437	438	(1,950)
Future	(1,322)	1,432	(2,536)	(2,343)

	(1,499)	3,869	(2,098)	(4,293)

Net earnings (loss)	$4,748	$(12,252)	$(5,795)	$13,594

Basic earnings (loss) per share (note 3)	$0.14	$(0.35)	$(0.17)	$0.39

Diluted earnings (loss) per share (note 3)	$0.13	$(0.35)	$(0.17)	$0.37

See accompanying notes to consolidated financial statements. 16

Four Seasons Hotels Inc.

Consolidated Balance Sheets

(In thousands of dollars)	As at September 30,	As at December 31,

	2003	2002

	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$161,404	$165,036
Receivables	80,021	85,594
Inventory	2,609	2,609
Prepaid expenses	4,209	4,718

	248,243	257,957
Long-term receivables	200,783	207,106
Investments in hotel partnerships and corporations	145,925	146,362
Fixed assets	68,145	74,593
Investment in management contracts	203,311	222,835
Investment in trademarks and trade names	5,921	6,329
Future income tax assets	14,926	17,460
Other assets	39,173	37,982

	$926,427	$970,624

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$47,188	$40,362
Long-term obligations due within one year	2,470	2,668

	49,658	43,030
Long-term obligations (note 2)	119,287	126,386
Shareholders’ equity (note 3):
Capital stock	325,515	321,601
Convertible notes	178,543	178,543
Contributed surplus	4,636	4,636
Retained earnings	256,408	264,016
Equity adjustment from foreign currency translation	(7,620)	32,412

	757,482	801,208

	$926,427	$970,624

See accompanying notes to consolidated financial statements. 17

Four Seasons Hotels Inc.

Consolidated Statements of Retained Earnings

(Unaudited) (In thousands of dollars)	Nine months ended September 30,

	2003	2002

Retained earnings, beginning of period	$264,016	$259,253
Net earnings (loss)	(5,795)	13,594
Dividends declared	(1,813)	(1,824)
Repurchase of shares	—	(12,835)

Retained earnings, end of period	$256,408	$258,188

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Provided by Operations

(Unaudited) (In thousands of dollars)	Three months ended September 30,		Nine months ended September 30,

	2003	2002	2003	2002

Cash provided by (used in) operations:

Management Operations
Earnings before other operating items	$19,021	$15,469	$59,108	$60,386
Items not requiring an outlay of funds	271	329	852	1,073

Working capital provided by
Management Operations	19,292	51,798	59,960	61,459

Ownership Operations
Loss before other operating items	(9,247)	(6,609)	(27,81)	(14,96)

	10,045	9,189	32,147	46,495
nterest received, net	2,817	2,011	8,085	9,737
Current income tax paid	—	(1,482)	—	(10,37)
Change in non-cash working capital	(3,012)	6,955	12,370	(11,29)
Other	(2,698)	1,645	(8,480)	(2,366)

Cash provided by operations	$7,152	$18,318	$44,122	$32,196

See accompanying notes to consolidated financial statements. 18

Four Seasons Hotels Inc.

Consolidated Statements of Cash Flows

(Unaudited) (In thousands of dollars)	Three months ended September 30,		Nine months ended September 30,

	2003	2002	2003	2002

Cash provided by (used in):
Operations	$7,152	$18,318	$44,122	$32,196

Financing:
Long-term obligations including
current portion	(34)	(146)	(64)	(945)
Issuance of shares	2,408	561	3,914	5,448
Repurchase of shares	—	(8,754)	—	(8,754)
Dividends paid	(1,813)	(1,824)	(3,622)	(3,639)

Cash provided by (used in) financing	561	(10,163)	228	(7,890)

Capital investments:
Long-term receivables	2,605	(14,926)	(9,446)	(23,077)
Hotel investments	(1,493)	(3,803)	(7,902)	(5,485)
Disposal of hotel investments	1,529	(640)	1,529	4,815
Purchase of fixed assets	(124)	(3,554)	(5,400)	(9,284)
Investments in trademarks, trade
names and management contracts	(924)	840	(1,580)	(1,359)
Other assets	(1,370)	(1,884)	(4,860)	(7,977)

Cash provided by (used in)
capital investments	223	(23,967)	(27,659)	(42,367)

Increase (decrease) in cash
and cash equivalents	7,936	(15,812)	16,691	(18,061)
Increase (decrease) in cash due
to unrealized foreign exchange
gain (loss)	530	1,426	(20,323)	575
Cash and cash equivalents,
beginning of period	152,938	207,321	165,036	210,421

Cash and cash equivalents,
end of period	$161,404	$192,935	$161,404	$192,935

See accompanying notes to consolidated financial statements. 19

Four Seasons Hotels Inc.

Notes to Consolidated Financial Statements

(Unaudited)
(In thousands of dollars except per share amounts)

These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2002.

1.	Significant accounting policies:

The significant accounting policies used in preparing these interim consolidated financial statements are consistent with those used in preparing the Company’s annual consolidated financial statements for the year ended December 31, 2002.

2.	Bank credit facilities:

In 2003, the Company increased availability under its committed bank credit facilities by US$12,500, and now has facilities of US$212,500, of which US$112,500 expires in April 2004 and US$100,000 expires in July 2004. No amounts have been borrowed under these facilities to date; however, US$39,300 in letters of credit were issued but undrawn as at September 30, 2003.

3.	Shareholders’ equity:

As at September 30, 2003, the Company has outstanding Variable Multiple Voting Shares (“VMVS”) and Limited Voting Shares (“LVS”) of 35,090,504 and outstanding stock options of 5,953,345 (weighted average exercise price of $53.14).

A reconciliation of the net earnings (loss) and weighted average number of VMVS and LVS used to calculate basic earnings (loss) per share and diluted earnings (loss) per share is as follows:

(Unaudited) (In thousands of dollars)	Three months ended September 30,

	2003		2002

	Net earnings	Shares	Net loss	Shares

Basic earnings (loss) per share:
Net earnings (loss)	$4,748	35,039,104	$(12,252)	35,158,001
Effect of assumed dilutive conversions:
Stock option plan	—	1,672,051	—	—	*

Dilutive earnings (loss) per share:
Net earnings (loss) and assumed
dilutive conversions	$4,748	36,711,155	$(12,252)	35,158,001

20

Four Seasons Hotels Inc.

(Unaudited) (In thousands of dollars)	Nine months ended September 30,

	2003			2002

	Net loss	Shares		Net earnings	Shares

Basic earnings (loss) per share:
Net earnings (loss)	$(5,795)	34,945,812		$13,594	35,112,356
Effect of assumed dilutive conversions:
Stock option plan	—	—	*	—	1,467,630

Dilutive earnings (loss) per share:
Net earnings (loss) and assumed dilutive
conversions	$(5,795)	34,945,812		$13,594	36,579,986

*	The effect of assumed conversions to LVS under the Company’s stock option plan was anti-dilutive and was therefore excluded from the calculation of diluted loss per share.

4.	Consolidated revenues:

Consolidated revenues for Four Seasons Hotels Inc. comprise revenues from Management Operations, revenues from Ownership Operations and distributions from hotel investments, less fees from Ownership Operations to Management Operations.

5.	Other expense, net:

Included in other expense, net for the three months and nine months ended September 30, 2003 is a net foreign exchange gain of $323 and a net foreign exchange loss of $17,179, respectively (2002 – net foreign exchange gain of $2,092 and $4,526, respectively) related to the foreign currency translation gains and losses on unhedged net monetary asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and foreign exchange gains and losses incurred by the Company’s foreign self-sustaining subsidiaries.

Also included in other expense, net for the three months and nine months ended September 30, 2003 are legal and enforcement costs of $1,180 and $8,680, respectively, in connection with the disputes with the owners of Four Seasons hotels in Caracas and Seattle. These disputes are described in detail in the Company’s 2002 Annual Report. Other expense, net for the three months and nine months ended September 30, 2002 also included an asset impairment charge and legal and enforcement costs of $23,307 related to the Company’s investments in Four Seasons Hotel Caracas, Four Seasons Hotel Sydney and Four Seasons Olympic Hotel Seattle.

Four Seasons Hotels Inc.

Notes to Consolidated Financial Statements (continued)

6.	Stock-based compensation and other stock-based payments:

For the three months and nine months ended September 30, 2003, had compensation expense for the Company’s stock-based compensation plan been determined based on the fair value at the grant dates for stock options issued under the plan, pro forma net earnings would have been $3,524 and pro forma net loss would have been $8,903, respectively (2002 – pro forma net loss of $12,988 and pro forma net earnings of $12,636, respectively), pro forma basic earnings per share would have been $0.10 and pro forma basic loss per share would have been $0.25, respectively (2002 – pro forma basic loss per share of $0.37 and pro forma basic earnings per share of $0.36, respectively), and pro forma diluted earnings per share would have been $0.10 and pro forma diluted loss per share would have been $0.25, respectively (2002 – pro forma diluted loss per share of $0.37 and pro forma diluted earnings per share of $0.35, respectively). In accordance with Canadian generally accepted accounting principles, in calculating the pro forma disclosures, only stock options granted after December 31, 2001 were included in the fair value-based accounting method.

The compensation element of stock options issued by the Company during the first nine months of 2003 and 2002, based on the fair value of the options on the date of grant, has been estimated using a Black-Scholes option pricing model with the following assumptions: risk-free interest rates in 2003 ranging from 4.44% to 5.02% (2002 – 4.01% to 5.20%); semi-annual dividend per Limited Voting Share of $0.055 for both periods; volatility factors of the expected market price of the Company’s Limited Voting Shares in 2003 of 32% (2002 – 47.4% to 49.8%); and expected lives of the options ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted during the nine months ended September 30, 2003 and 2002, the weighted average fair value of options at the grant date was $27.09 and $34.92, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to compensation expense over the option’s vesting period, which ranges from one to five years.

7.	Guarantees and indemnifications:

In February 2003, the Canadian Institute of Chartered Accountants issued Accounting Guideline No. 14, “Disclosure of Guarantees” (“AcG-14”), that requires a company to disclose certain “guarantees” as defined in AcG-14. Other than the commitments and contingencies discussed in the Company’s annual consolidated financial statements for the year ended December 31, 2002 (please refer to note 14 thereof) and the indemnifications discussed below, the Company is not aware of any other “guarantees” pursuant to which it may be required to pay any material amounts, and accordingly no amounts have been recorded in the consolidated financial statements in respect thereof. The Company’s assessment of its potential liability could change in the future as a result of currently unforeseen circumstances.

Four Seasons Hotels Inc.

In the ordinary course of their business, the Company and its subsidiaries enter into agreements. Certain of these agreements may contain indemnification provisions pursuant to which the parties agree to indemnify one another if certain events occur (such as future claims for certain liabilities, including those related to tax or environmental matters). The terms of these indemnification provisions vary in their scope and duration. The nature of these indemnification provisions precludes the Company from making a reasonable estimate of the maximum potential liability of the Company and its subsidiaries because, among other things, the amounts would be dependent on the outcome of future, contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been recorded in the consolidated financial statements with respect to these indemnification provisions.

8.	Seasonality:

The Company’s hotels and resorts are affected by normally recurring seasonal patterns and, for most of the properties, demand is lower in December through March than during the remainder of the year. Typically, the fourth quarter is the strongest quarter for the majority of the properties, although this was not true in 2002 as a result of the difficult economic environment and geopolitical instability.

The Company’s ownership operations are particularly affected by seasonal fluctuations, with lower revenue, operating profit and cash flow in the first quarter. As a result, ownership operations typically incur an operating loss in the first quarter of each year.

Management operations are also impacted by seasonal patterns, as fee revenues are affected by the seasonality of hotel and resort revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter. However, this negative impact on management revenues is offset, to some degree, by increased travel to the Company’s resorts in the period.

Four Seasons Hotels Inc.

Summary of Hotel Operating Data – Core Hotels (1)

(Unaudited)	Three months ended September 30,

	2003	2002	Variance

Worldwide
No. of Properties	48	48	—
No. of Rooms	12,870	12,870	—
Occupancy(2)	64.6%	63.2%	1.4%
ADR(3) – in US dollars	$291	$281	3.5%
– in equivalent Canadian dollars	$401	$439	(8.7%)
RevPAR(4) – in US dollars	$188	$178	5.8%
– in equivalent Canadian dollars	$259	$278	(6.7%)
Gross operating margin(5)	24.7%	25.6%	(0.9%)

United States
No. of Properties	22	22	—
No. of Rooms	6,798	6,798	—
Occupancy(2)	68.7%	64.0%	4.7%
ADR(3) – in US dollars	$320	$311	3.1%
– in equivalent Canadian dollars	$442	$486	(9.0%)
RevPAR(4) – in US dollars	$220	$199	10.6%
– in equivalent Canadian dollars	$304	$311	(2.4%)
Gross operating margin(5)	22.4%	21.8%	0.6%

Other Americas/Caribbean
No. of Properties	7	7	—
No. of Rooms	1,550	1,550	—
Occupancy(2)	60.0%	63.6%	(3.6%)
ADR(3) – in US dollars	$223	$215	3.9%
– in equivalent Canadian dollars	$308	$336	(8.3%)
RevPAR(4) – in US dollars	$134	$137	(1.9%)
– in equivalent Canadian dollars	$185	$214	(13.	5%)
Gross operating margin(5)	19.7%	23.0%	(3.3%)

Europe/Middle East
No. of Properties	9	9	—
No. of Rooms	1,807	1,807	—
Occupancy(2)	60.9%	59.5%	1.4%
ADR(3) – in US dollars	$428	$411	4.0%
– in equivalent Canadian dollars	$590	$643	(8.2%)
RevPAR(4) – in US dollars	$260	$245	6.4%
– in equivalent Canadian dollars	$359	$383	(6.1%)
Gross operating margin(5)	34.7%	37.3%	(2.6%)

Asia/Pacific
No. of Properties	10	10	—
No. of Rooms	2,715	2,715	—
Occupancy(2)	59.6%	63.5%	(3.9%)
ADR(3) – in US dollars	$151	$163	(7.0%)
– in equivalent Canadian dollars	$209	$254	(17.	9%)
RevPAR(4) – in US dollars	$90	$103	(12.	7%)
– in equivalent Canadian dollars	$124	$162	(23.	0%)
Gross operating margin(5)	26.3%	30.4%	(4.1%)

(1)	The term “Core Hotels” means hotels and resorts under management for the full year of both 2003 and 2002. Changes from the 2002/2001 Core Hotels are the additions of Four Seasons Hotel San Francisco, Four Seasons Hotel Dublin, Four Seasons Hotel Buenos Aires and Four Seasons Resort Carmelo, and the deletion of Four Seasons Olympic Hotel Seattle.

(2)	Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.

(3)	ADR is defined as average daily room rate per room occupied.

(4)	RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. The Company reports RevPAR as it is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties.

(5)	Gross operating margin represents gross operating profit as a percent of gross operating revenue.

24

Four Seasons Hotels Inc.

Summary of Hotel Operating Data – Core Hotels (1)

(Unaudited)	Nine months ended September 30,

	2003	2002	Variance

Worldwide
No. of Properties	48	48	—
No. of Rooms	12,870	12,870	—
Occupancy(2)	61.6%	64.8%	(3.2%)
ADR(3) – in US dollars	$302	$290	4.0%
– in equivalent Canadian dollars	$431	$455	(5.3%)
RevPAR(4) – in US dollars	$186	$188	(1.2%)
– in equivalent Canadian dollars	$265	$295	(10.	0%)
Gross operating margin(5)	25.9%	29.9%	(4.0%)

United States
No. of Properties	22	22	—
No. of Rooms	6,798	6,798	—
Occupancy(2)	67.9%	67.3%	0.6%
ADR(3) – in US dollars	$327	$325	0.9%
– in equivalent Canadian dollars	$468	$509	(8.2%)
RevPAR(4) – in US dollars	$222	$219	1.8%
– in equivalent Canadian dollars	$318	$343	(7.3%)
Gross operating margin(5)	24.7%	27.8%	(3.1%)

Other Americas/Caribbean
No. of Properties	7	7	—
No. of Rooms	1,550	1,550	—
Occupancy(2)	55.0%	60.6%	(5.6%)
ADR(3) – in US dollars	$267	$258	3.8%
– in equivalent Canadian dollars	$382	$404	(5.5%)
RevPAR(4) – in US dollars	$147	$156	(5.9%)
– in equivalent Canadian dollars	$210	$245	(14.	3%)
Gross operating margin(5)	25.5%	29.4%	(3.9%)

Europe/Middle East
No. of Properties	9	9	—
No. of Rooms	1,807	1,807	—
Occupancy(2)	55.3%	59.5%	(4.2%)
ADR(3) – in US dollars	$421	$378	11.4%
– in equivalent Canadian dollars	$601	$592	1.5%
RevPAR(4) – in US dollars	$233	$225	3.6%
– in equivalent Canadian dollars	$332	$352	(5.7%)
Gross operating margin(5)	31.5%	36.1%	(4.6%)

Asia/Pacific
No. of Properties	10	10	—
No. of Rooms	2,715	2,715	—
Occupancy(2)	53.5%	64.5%	(11.	0%)
ADR(3) – in US dollars	$158	$164	(3.4%)
– in equivalent Canadian dollars	$226	$257	(12.	0%)
RevPAR(4) – in US dollars	$85	$106	(19.	8%)
– in equivalent Canadian dollars	$121	$165	(27.	0%)
Gross operating margin(5)	25.0%	33.2%	(8.2%)

(1)	The term “Core Hotels” means hotels and resorts under management for the full year of both 2003 and 2002. Changes from the 2002/2001 Core Hotels are the additions of Four Seasons Hotel San Francisco, Four Seasons Hotel Dublin, Four Seasons Hotel Buenos Aires and Four Seasons Resort Carmelo, and the deletion of Four Seasons Olympic Hotel Seattle.

(2)	Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.

(3)	ADR is defined as average daily room rate per room occupied.

(4)	RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. The Company reports RevPAR as it is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties.

(5)	Gross operating margin represents gross operating profit as a percent of gross operating revenue.

25

Four Seasons Hotels Inc.

Summary of Hotel Operating Data – All Managed Hotels

(Unaudited)	As at September 30,

	2003		2002	Variance

WorldwideVariance
No. of Properties	57	(1)	55	2
No. of Rooms	15,232	(1)	15,181	51

United States
No. of Properties	22	(1)	23	(1)
No. of Rooms	6,798	(1)	7,248	(450)

Other Americas/Caribbean
No. of Properties	8		8	—
No. of Rooms	1,762		1,762	—

Europe/Middle East
No. of Properties	13		11	2
No. of Rooms	2,553		2,109	444

Asia/Pacific
No. of Properties	14		13	1
No. of Rooms	4,119		4,062	57

(1)	Since September 30, 2003, the Company has commenced management of Four Seasons Hotel Miami, which has 221 rooms and is not reflected in this table.

Revenues Under Management – All Managed Hotels

(Unaudited) (In thousands of dollars)	Three months ended September 30,		Nine months ended September 30,

	2003	2002	2003	2002

Revenues under management(1)	$617,404	$654,166	$ 1,908,54	$2,092,585

(1)	Revenues under management consist of rooms, food and beverage, telephone and other revenues of all the hotels and resorts which the Company manages. Approximately 69% of the fee revenues earned by the Company were calculated as a percentage of the total revenues under management of all hotels and resorts.

26

Four Seasons Hotels Inc.

Scheduled Opening of Properties under Construction or in Advanced Stages of Development

Hotel/Resort/ Residence Club and Location(1,2)	Approximate Number of Rooms

Scheduled 2003/2004 Openings

Four Seasons Hotel Gresham Palace Budapest, Hungary	179
Four Seasons Hotel Nile Plaza, Cairo, Egypt*	374
Four Seasons Resort Costa Rica, Costa Rica*	153
Four Seasons Hotel Damascus, Syria*	303
Four Seasons Hotel Doha, Qatar*	235
Four Seasons Resort Great Exuma at Emerald Bay, The Bahamas*	219
Four Seasons Hotel Hampshire, England	135
Four Seasons Resort Jackson Hole, WY, USA*	124
Four Seasons Resort Langkawi, Malaysia	91
Four Seasons Resort Provence at Terre Blanche, France	115
Four Seasons Resort Whistler, B.C., Canada	271

Beyond 2004

Four Seasons Hotel Alexandria, Egypt*	123
Four Seasons Hotel Baltimore, MD, USA*	200
Four Seasons Hotel Beirut, Lebanon	234
Four Seasons Resort Bora Bora, French Polynesia	100
Four Seasons Hotel Florence, Italy	118
Four Seasons Hotel Geneva, Switzerland	110
Four Seasons Hotel Hong Kong, Hong Kong*	390
Four Seasons Hotel Istanbul at the Bosphorus, Turkey	170
Four Seasons Hotel Kuwait City, Kuwait	225
Four Seasons Hotel Mumbai, India	200
Four Seasons Hotel Palo Alto, CA, USA	200
Four Seasons Resort Puerto Rico, Puerto Rico*	250
Four Seasons Residence Club Punta Mita, Mexico*	35
Four Seasons Private Residences Whistler, B.C., Canada*	35

*	Expected to include a residential component.

(1)	Information concerning hotels, resorts and Residence Clubs under construction or under development is based upon agreements and letters of intent and may be subject to change prior to the completion of the project. The dates of scheduled openings have been estimated by management based upon information provided by the various developers. There can be no assurance that the date of scheduled opening will be achieved or that these projects will be completed. In particular, in the case where a property is scheduled to open near the end of a year, there is a greater possibility that the year of opening could be changed. The process and risks associated with the management of new properties are dealt with in greater detail in the Company’s Annual Report.

(2)	The Company has made investments in Orlando and in Sedona at Seven Canyons in Arizona. The financing for these projects has not yet been completed and therefore scheduled opening dates cannot be established at this time.

27

Four Seasons Hotels Inc.

Corporate Directory

Corporate Offices	Shareholder Information

Four Seasons Hotels and Resorts	Barbara Henderson,
1165 Leslie Street	Vice President, Taxation and Investor Relations
Toronto, Ontario	(416) 441-4329
Canada M3C 2K8	E-mail: investors@fourseasons.com
Telephone: (416) 449-1750
Fax: (416) 441-4374	Reservations Information
Internet Address:
www.fourseasons.com	For reservations at
Four Seasons Hotels and Resorts,
Investor Information	please call toll-free:
(800) 268-6282 in Canada
The Limited Voting Shares are listed	(800) 332-3442 in the
on The Toronto Stock Exchange	United States
(Stock Ticker Symbol: FSH)
and the New York Stock Exchange	Or visit our web site at
(Stock Ticker Symbol: FS)	www.fourseasons.com

Variable Multiple Voting	For reservations at
and Limited Voting Shares	Regent International Hotels,
outstanding at September 30, 2003:	please call toll-free:
35,090,504	(800) 545-4000 in
Canada and the United States
Dividend policy:
$0.11 per Limited Voting Share,
and $0.055 per Variable Multiple
Voting Share per annum
payable semi-annually

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